FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 31, 2023 of OceanPal Inc. (the "Company"), announcing that it has filed its 2022 Annual Report on Form 20-F with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: March 31, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE, March 31, 2023 - OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today announced that it has filed its 2022 Annual Report on Form 20-F with the United States Securities and Exchange Commission (the "Commission"). The Annual Report may be accessed through the Company's website, www.oceanpal.com, or on the Commission’s website at www.sec.gov. Any shareholder may receive a hard copy of the Company’s complete Annual Report free of charge upon request.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.